WidePoint Corporation
18W100 22nd Street
Oakbrook Terrace, Illinois 60181

January 14, 2011

Room 4561

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                Re:                      WidePoint Corporation
                      Form 10-K for the Year Ended December 31, 2009
                      Filed March 31, 2010
                      Form 10-Q for Quarterly Period Ended September 30, 2010
                      Filed November 12, 2010
                      File No. 001-33035

Dear Ms. Collins:

WidePoint Corporation (the “Company”) has reviewed your letter dated December 7, 2010 (the “December 7 Comment Letter”) regarding the Company’s Form 10-K and 10-Q referenced above.  The Company responds to the December 7 Comment Letter as set forth below.  The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the December 7 Comment Letter.  In addition, for your convenience, we have restated each of your comments as set forth in the December 7 Comment Letter immediately preceding each of our responses below.

Form 10-K for the Year Ended December 31, 2009

Notes to the Financial Statements

Note 2.  Significant Accounting Policies

Revenue Recognition, Page F-11

1.
We note your response to our prior comments 2 and 3.  In an effort to further understand the significance of your software and multiple element arrangements, please tell us how much revenue was generated in the nine months ended September 30, 2010 in arrangements accounted for under software revenue recognition guidance as well as the amount of revenue generated from multiple element arrangements for each of the following: PKI, when the company controls the issuance of the credentials; PKI, when the customer controls the issuance of the credentials; Protexx products; and transactions in the Advance Response Concepts subsidiary.

RESPONSE:  Certain of our arrangements are such that software is more than incidental to the products and services as a whole.  In these cases we apply the guidance of ASC 985-605.   Our arrangements accounted under ASC 985-605 predominantly do not include multiple deliverables.  However, occasionally we will enter into such arrangements.  We also have arrangements that involve multiple deliverables where software is not part of the arrangement or deemed to be incidental.  In these cases we apply the guidance in ASC 605-25.  We have summarized revenue recognized during the nine months ended September 30, 2010 for PKI, ARC, Protexx, and Wireless and the revenue recognition guidance applied.

	ASC – 985		ASC-605
	Containing Multiple Elements	Not Containing Multiple Elements	Containing Multiple Elements	Not Containing Multiple Elements
				-
PKI(1)	-	$6,500,000	-	-
Company Controls Issuance	-	$2,200,000	-	-
Intermediary Controls Issuance	-	$4,300,000	-	-
ARC(2)	$1,400,000	-	-	-
Protexx	-	$ 14,000	-	-
Wireless(3)	-	-	$20,700,000	-

Ms. Kathleen Collins
January 14, 2011

       (1) PKI or Public Key Infrastructure is the infrastructure that allows us to sell identity credentialing software certificates and other related products and services.  Identity credentialing software certificates have a finite useful life that cannot be modified or updated after issuance. These certificates are delivered electronically to the end user.  There is no obligation to provide post contract services in relation to certificates issued.  Sales of individual identity credentialing software certificates whereby the Company issues the certificates is recognized at the time the credential is issued.  Sales of blocks of identity credentialing software certificates to intermediaries who control issuance of the certificates is recognized as revenue at the time control of the credential is transferred and available for issuance by the intermediary. During the nine months ended September 30, 2010 none of our arrangements for the delivery of products or services related to PKI contained multiple element arrangements.

(2) ARC revenues recognized during the nine month period ending September 30, 2010 were associated materially under a contract with multiple elements tied to the final delivery of the solution.  Elements include software and hardware that are integrated into a final delivered solution.  The hardware elements are separately procured and priced through third party vendor who deals in such equipment.  Our pricing is based on Third Party Evidence of Value ("TPE") with either handling charges or additional fees included in our General Services Administration ("GSA") schedule which is similar to those offered by other hardware vendors for similar products and/or services as well as charges for handling and additional fees. The hardware elements under this arrangement procured for the solution was purchased through a third party vendor.  The hardware elements were recognized at the time of delivery and/or integration into the solution.

(3) Wireless revenues consist of managed service agreements with U.S. Federal agencies. Managed service agreements may require us to provide the customer with asset management, inventory management, and/or optimization of billable minutes; all of which is managed utilizing our proprietary software and we bill for such services on a monthly basis. The customer never has contractual right to our proprietary software utilized to provide these managed services.  Our monthly managed service fees are pre-established under several pre-negotiated contract either with the GSA or under other contract vehicles.  Pricing is predominately standardized across contract vehicles for these manage services.  Under these agreements we also offer the option for the resale of wireless devices to the agencies and for the resale of bands of minutes under calling plans from carriers.  Pricing for these separate elements is similar to those offered by other telecommunications carriers for similar products and/or services as well as charges for handling and additional fees customarily charged. All additional handling charges or additional fees added to each element are materially standardized across contracts.  These arrangements are priced based on TPE under pre-negotiated indefinite delivery indefinite quantity (IDIQ) contracts entered into with the GSA.  The customer can accept all or part of the products and/or services at the pre-negotiated price offered under the arrangement.  Revenue associated with the resale of wireless devices or bands of minutes under calling plans is recognized on a gross basis as the Company bears significant risk in this transaction and is obligated to pay the telecommunications carrier. Devices purchased through telecommunications carriers are separately recorded as revenue when delivered to the customer or in the possession of the Company. The Company does not own the devices but maintains inventory purchased by the federal government or its agencies for deployment.

2.
We reissue part of our prior comment 4 to tell us if you have multiple element arrangements aside from your PKI related contracts and if so, then please tell us how you considered describing the nature of such arrangements. If not, then please clarify your disclosure in future filings that the PKI related contracts are your only multiple element arrangements.

RESPONSE:  We do have multiple element arrangements aside from our PKI related contracts.  For the nine month period ending September 30, 2010 we did not have any PKI related multiple element arrangements.  While it did not occur in this period it is possible for us to perform other services such as consulting services, maintenance and other services along with the issuance of credentials.     Please refer to the table in our response to comment 1 for further information as to scope and descriptions of the nature of the multiple element arrangements that occurred during the nine month period ended September 30, 2010.  In prospective future filings we will further clarify these arrangements as discussed in this letter in our revenue recognition policy.

3.
Additionally, we note from your response to our prior comment 4 where you state the value of your undelivered elements is allocated based upon the price charged for the same element when sold separately. We further note that you consider historical pricing for volume discounts based upon the size of the contract and apply such over each element.  Please clarify and expand further on how you establish vendor specific objective evidence. In this regard, you seem to indicate that pricing is not standard for the undelivered elements and if pricing varies from customer to customer how can you reasonably estimate fair value. Please include in your response the process you use to evaluate the various factors that affect how you establish VSOE for each of the multiple elements (i.e., maintenance and professional services) for each product line in your arrangements, including customer type, purchase volume, geographic region, etc. pursuant to ASC 985-605-25-6. In your response, please tell us the volume of standalone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price.

Ms. Kathleen Collins
January 14, 2011

RESPONSE:  For almost all such arrangements, we typically use Third Party Evidence of value rather than VSOE.  As explained in footnote (3) in our response to comment 1, because our pricing on most elements are included in our GSA schedule which approximates pricing of other vendors for similar products, we believe that TPE is more appropriate.  In many cases, these GSA pricing lists include standard volume discounts.  As discussed in our response to comment 1, we have outlined the different revenue types and the types of multiple deliverables, if any, in each of those.    In the rare cases where we have multiple deliverables in arrangements accounted for under ASC 985-605, we would have VSOE for maintenance.  On our arrangements within the wireless segment, we price our managed services based on customized needs, typically in an open bid process.  Other elements such as mobile devices and air time are available to customers. Air and data services are tracked and managed through telecommunications carriers as services are consumed. Charges are recognized on a gross basis as iSYS bears significant risk in this transaction and is obligated to pay the telecommunications carrier. Devices purchased through telecommunications carriers are separately recorded as revenue when delivered to the customer or in the possession of iSYS. iSYS does not own the devices but maintains inventory purchased by the federal government or its agencies for deployment.  Charges are recognized on a gross basis as iSYS bears significant risk in this transaction and is obligated to pay the telecommunications carrier.  Pricing is based upon carrier costs along with a standard and uniformed handling fee or markup.  However, the quantity of such elements may not be a specific deliverable in our arrangement.  Rather, they are available to our customers when and if they decide to purchase these items. As discussed above, the pricing on these items is based upon our stated GSA agreement and would be offered at the same pricing for all customers.

Form IO-Q for Quarterly Period Ended September 30, 2010

Notes to the Financial Statements

Note 2. Significant Accounting Policies, page 6

4.
You disclose that you will adopt ASU 2009-13 prospectively. However you state that it was determined there was no material impact upon adoption based on your current revenue arrangements. It is unclear from these disclosures whether or not you have early adopted this guidance. Please confirm for us whether you have early adopted ASU 200913, and if so, your considerations of the disclosures required by ASC 605-25-65. If you have not yet adopted this new guidance, please clarify your disclosures in your Form 10-K for fiscal year ended December 31, 2010. Additionally, we have similar concerns for your disclosures regarding adoption of ASU 2009-14.  Please address them separately in your response.

RESPONSE:  We have not yet adopted the new guidance and will clarify our disclosure in our Form 10-K for the fiscal year end December 31, 2010.

*           *           *

In connection with responding to the December 7 Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments regarding this letter, the response contained herein or the Form 10-K or 10-Q referred to above, please contact the undersigned or the Company’s outside counsel, Thomas L. James, Esq., Foley & Lardner LLP, 3000 K Street N.W., Washington, D.C. 20007; Telephone No.: (202) 672-5300, Facsimile No.: (202) 672-5389.

Sincerely,

/s/ James T. McCubbin
____________________________________
James T. McCubbin, Chief Financial Officer